EXHIBIT 11

                                     GANNETT CO., INC.
                            Calculation of Earnings Per share



                       Thirteen Weeks Ended             Twenty-six Weeks Ended
                  June 26, 1994  June 27, 1993     June 26, 1994  June 27, 1993
                  -------------  -------------     -------------  -------------

Net Income        $131,773,000   $113,653,000      $210,484,000   $179,995,000
                  =============  =============     =============  =============

Weighted average
 number of
 common shares
 outstanding       147,169,000    146,628,000       147,146,000    146,208,000
                   ===========    ===========       ===========    ===========

Net income
 per share               $0.90          $0.78             $1.43          $1.23
                          ====           ====              ====           ====